June 14, 2006

Securities and Exchange Commission

Judiciary Plaza

100 First Street, N.E.

Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:	Vical Incorporated

Form 10-K for the fiscal year ended December 31, 2005

Filed March 10, 2006

File No. 000-21088

Dear Mr. Rosenberg:

This letter is being filed by Vical Incorporated (the “Company”) in response to your letter dated May 31, 2006 containing the Staff’s comments with respect to the above-referenced Form 10-K (the “2005 10-K”). The numbers of the paragraphs below correspond to the numbers of the comments indicated in your letter. Page references in the text of the response correspond to the pages of the 2005 10-K.

Response to Staff Comments

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 8. Financial Statements and Supplementary Data, page 46

1. Organization and Summary of Significant Accounting Policies, page 53

Correction of the Method of Accounting for Equipment Financing Arrangements, page 58

1.	Please explain to us what you mean by equipment financing arrangements accounted for on a net basis, versus on a gross basis. Discuss why the correction only affected the cash flow statements. Also clarify for us whether these amounts actually represented cash flows to the company.

In response to the Staff’s comment in the first sentence above, the term “equipment financing arrangements accounted for on a net basis, versus a gross basis”

describes how the Company was presenting its purchases of equipment pursuant to capital lease arrangements or equipment financing arrangements in its statements of cash flows. These transactions were previously presented in the statement of cash flows as a non-cash financing activity on a “net basis” as discussed below.

As an example of the previous “net basis” presentation, if the Company purchased and directly paid for $10,000 of equipment in the current quarter, and received $8,000 in reimbursements under a financing arrangement in the same quarter, then the disclosure in the current quarter’s cash flow statement would reflect a “net” cash outflow from investing activities of $2,000. Note that the $8,000 of financing received could have related to equipment the Company purchased and paid for in prior quarters. The Company would also disclose on the face of the cash flow statement, in the supplemental information section, that it had $10,000 in non-cash financing activities related to the purchase of equipment acquired under capital lease financing.

In response to the Staff’s second sentence above, the correction only affected the cash flow statement because the gross amount of the equipment purchased in each period was properly recorded as an asset at the time of purchase, and the related gross amount of the capital lease or equipment financing obligation incurred was also properly accounted for as a liability on the balance sheet. In addition, the appropriate amount of interest expense related to the financing of the equipment was recognized in the Company’s income statement for each period presented.

In response to the Staff’s third sentence above, the Company’s management concluded that these transactions (the asset purchase cash outflows, and the capital lease and equipment financing cash inflows) should have originally been reported as gross investing and financing activities because the purchase of the equipment and the ultimate financing were distinct transactions that could occur months apart or not at all. In all cases the Company would purchase and pay for the equipment. Then at a later date the Company had the option to submit the invoices to the respective lender/lessor for reimbursement. If the equipment purchased qualified for financing by the lender/lessor, the Company would be reimbursed directly from the lender/lessor and the equipment would become the underlying collateral for the financing. As a result, each of these transactions involved distinct investing and financing cash flows with separate parties that should be accounted for as gross cash flows of the Company.

4. Significant Contracts, Grants, License and Royalty Agreements, page 60

License and Royalty Agreements, page 61

Merck, page 61

2.	Please explain to us why it is appropriate to recognize the payment received upon the exercise of the option in June 2005 upon receipt. Include specifically a discussion of any continuing obligations that resulted from or are associated with this option. Also include a discussion of why it is appropriate to recognize the initial AnGes fee upon receipt.

In response to the Staff’s comment, the Company considered the guidance included in Staff Accounting Bulletin (“SAB”) Topic No 13: Revenue Recognition (SAB 101 and SAB 104), which states that revenue generally is realized or realizable and earned when all of the following criteria are met:

1. Persuasive evidence of an arrangement exists,

The license agreements in question clearly identify the final understanding between the parties as to the specific nature and terms of the agreed-upon transaction.

2. Delivery has occurred or services have been rendered,

Delivery in this particular case is achieved via the licensee requesting a specific indication to license and the Company in turn granting those licenses. The Company is authorizing the licensee to legally commercialize DNA-based products for the specified indication.

3. The seller’s price to the buyer is fixed or determinable, and

The amount of the license fee is clearly stated in the executed agreements.

4. Collectibility is reasonably assured.

As to collectibility, the Company was satisfied that the amounts would be collected based on Merck’s and AnGes credit worthiness. The Company received payment in full for both licenses in the same quarter that the revenue was recognized, which was within the terms stated in the agreement.

The Company also considered SAB Topic 13, section A.3(f) which outlines the SEC Staff’s views on nonrefundable fees payable at the initiation of a licensing agreement. In SAB Topic 13-A.3(f), the Staff provided specific guidance on the accounting for nonrefundable up-front fees, including license fees that are payable at the initiation of a licensing agreement. Accordingly, a nonrefundable license fee should not be recognized immediately as revenue unless the license fee represents consideration for a separate deliverable (element) representing the culmination of a separate earnings process. Additionally, any future obligation or performance requirement on the part of the seller should be analyzed to determine whether the undelivered or unperformed obligation is essential to the functionality of the license (the delivered product or service to which the license fee relates). If future obligations or performance requirements are essential to the upfront payment, the initial nonrefundable fee should be deferred.

The license agreements with both Merck and Anges do have multiple elements, including license fees, milestones, and royalties to be paid by the respective licensee. However, the Company has no obligation to deliver any service or product in the future in order to earn such amounts. The collection by the Company of such future amounts is solely dependent upon the licensee’s further development and commercialization of its products based on the licensed technology. The Company has no continuing obligation related to the initial license of the technology, with the exception of a reasonable defense of the licensed patents. In addition, the initial license fee is non-creditable and nonrefundable.

The agreements require the Company to protect, where it reasonably determines it is commercially advisable to do so after consultation with the licensee, the patent rights licensed to the licensee. The SEC concluded in SAB Topic 13-A.3(g) that if the Company has legal and valid patent rights upon entering into the agreement, that an obligation to defend valid patents does not involve an additional deliverable to the licensee. Further, we do not believe that the provisions of Emerging Issues Task Force (“EITF”) 00-21 “Revenue Arrangements with Multiple Deliverables” apply as there are no future deliverables in either arrangement.

Given the facts and the authoritative literature noted above, the Company concluded that it was appropriate to recognize the license fees related to each of these agreements during the respective quarter of the fiscal year ended December 31, 2005.

In- Licensing Agreements, page 63

3.	Please provide us in disclosure-type format a discussion of the maximum remaining amount of potential milestone obligations under each agreement and a general description of the events that would trigger these payments. In addition, provide us a revised contractual obligations table that also includes these potential milestone payments pursuant to Item 303(a)(5) of Regulation S-K

The Company acknowledges the Staff’s comments and respectfully submits that the public disclosure of the cumulative amount of milestone payments that could be payable on a per-agreement basis, as well as a more specific discussion of the milestone events for each agreement, would provide the Company’s competitors with highly sensitive information about the Company and its strategic partners. Moreover, disclosure of these terms could undermine the Company’s and its partners’ ability to negotiate more favorable terms in future agreements and adversely affect the Company’s existing relationship with strategic partners who may seek to renegotiate their current arrangements with the Company. Because the Company does not have access to similar financial information regarding its competitors, disclosure of these financial provisions on a per-agreement basis would place the Company at a substantial competitive disadvantage with respect to other biopharmaceutical companies with whom the Company competes.

The Company therefore respectfully submits that it will provide the requested disclosure of the cumulative amount of milestone payments that could be paid under each in-license agreement, as well as a more specific discussion of milestone events that may trigger these payments, on an aggregate basis for all collaborative agreements in future filings beginning with its annual report on Form 10-K for the fiscal year ending on December 31, 2006, substantially as follows:

“The Company may be required to make future payments to its in-licensing partners based on the achievement of milestones set forth in the various in-licensing agreements. In most cases, the milestone payments are based on the achievement of development or regulatory milestones, including the exercise of options to develop specific disease targets, commencement of various phases of clinical trials, filing of product license applications, approval of product licenses from the FDA or a foreign regulatory agency, and commercial sales of a related product. Payment for the achievement of milestones under the in-license agreements is highly speculative and subject to a number of contingencies.

The aggregate amount of additional milestone payments that the Company could be required to pay under all of its in-license agreements in place at December 31, 2006, is approximately $XX.X million. This amount assumes that all remaining milestones contained in these agreements are met. In the event that product license approval for any of the related products is obtained, the Company may be required to make royalty payments in addition to these milestone payments. Although the Company believes that some of the milestones contained in its in-license agreements may be achieved, it is highly unlikely that a significant number of them will be achieved. Because the milestones are highly contingent and the Company has limited control over whether the development and regulatory milestones will be achieved, the Company is not in a position to reasonably estimate how much, if any, of the potential milestone payments will ultimately be paid. Additionally, under the in-license agreements, many of the milestone events are related to progress in clinical trials which will take several years to achieve.

In response to the SEC Staff’s request to provide an updated contractual obligation table to include contingent milestone payments, it is the opinion of the Company’s management that any additional disclosure related to these potential contingent liabilities would be best disclosed in a footnote following contractual obligation table in form similar to the footnotes as discussed above. The primary reason for that conclusion is that there is no reasonable way to determine the timing of such payments given the nature of the milestones.

Other

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (858) 646-1111 with any further comments or questions.

Respectfully,

/s/ Jill M. Church
Jill M. Church
Chief Financial Officer